SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of Earliest Event Reported): March 22, 2019

STREAMNET, INC.

(Exact name of issuer as specified in its charter)

Nevada	81-3324776
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

7582 Las Vegas Blvd. Las Vegas, Nevada	89123
(Address of principal executive offices)	(Zip Code)

702.721.9915

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: 3,600,000 shares Common Stock

Item 9.	Other Events

Press Release

On March 22, 2019, StreamNet, Inc (the “Issuer”) issued a release to announcing engagement of the Managing Broker-Dealer.

Item 10.	Exhibits

15.1	Press Release dated March 22, 2019
15.2	Investor Factsheet

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Streamnet, Inc.

Dated: March 22, 2019	By:	/s/ Darryl Payne
Name: Darryl Payne
Chief Executive Officer

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